UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XLI Technologies, Inc.
(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

98375J109

(CUSIP number)

James Schramm

6795 Edmond St., 3rd Floor

Las Vegas, NV 89118

(Name, address and telephone number of person authorized to receive notices and communications)

With Copies To:

Marc Ross, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

June 9, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98375J109

(1)	Names of reporting persons James Schramm
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole voting power 3,226,646
	(8)	Shared voting power 3,000,000 (1)
	(9)	Sole dispositive power 3,226,646
	(10)	Shared dispositive power 3,000,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person 6,226,646 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 12.73% (1)(2)
(14)	Type of reporting person (see instructions) IN

____________

(1)	Includes 3,000,000 shares of the Issuer's common stock held by the Reporting Person's spouse.

(2)	Based on 48,912,373 shares outstanding as of June 13, 2016.

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Explanatory Note: This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Initial 13D") filed by the Reporting Person (as defined below) with the U.S. Securities and Exchange Commission on May 3, 2016 is being filed solely to correct an error with respect to the number of Series A Preferred Stock held by the Reporting Person. The Initial 13D indicated that the Reporting Person held 100,000 shares of Series A Preferred Stock which entitled the Reporting Person to vote 7,000 votes per share of Series A Preferred Stock, or 95.37% of the Issuer's common stock. This Amendment reflects that the Reporting Person does not hold any shares of Series A Preferred Stock and accordingly only has the right to vote 12.73% of the Issuer's common stock.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of XLI Technologies, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6795 Edmond St., 3rd Floor, Las Vegas, Nevada 89118.

Item 2. Identity and Background

(a)	This statement is being filed by James Schramm (the "Reporting Person").

(b)	The Reporting Person's principal business address is 6795 Edmond St., 3rd Floor, Las Vegas, Nevada 89118.

(c)	The Reporting Person is the Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and a member of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Person's personal funds.

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Item 4. Purpose of Transaction

All of the Issuer's securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person beneficially owns (i) 3,226,646 shares of the Issuer's common stock and (ii) 3,000,000 shares of the Issuers's common stock held by the Reporting Person's spouse. The Reporting Person beneficially owns 12.73% of Issuer's common stock.

(b)

The Reporting Person is deemed to hold sole voting and dispositive power over 3,226,646 shares of common stock of the Issuer. The Reporting Person is deemed to hold shared voting and dispositive power over 3,000,000 shares of common stock of the Issuer held by the Reporting Person's spouse.

(c)	There were no transactions in the last 60 days.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2016	By:	/s/ James Schramm
James Schramm

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